Exhibit 99.1

News Release

For Immediate Release

Stantec reports solid operational results for 2011 year-end

EDMONTON, AB (February 23, 2012) TSX, NYSE:STN

Today, Stantec announced solid results for 2011, with several key items to highlight

•	Gross revenue increased 11.3% year over year to C$1,683.4 million from C$1,513.1 million, as a result of acquisitions and organic growth.

•	EBITDA increased 5.3% to C$195.7 million from C$185.4 million in 2010, due to strong operational performance.

•

Net income increased 8.4% year over year to C$102.7 million from C$94.7 million, and diluted earnings per share increased 9.2% to C$2.25 compared to C$2.06 in 2010, excluding the impact of a C$90.0-million non-cash goodwill impairment in the fourth quarter. Reported net income for 2011 was C$12.7 million and diluted earnings per share was C$0.28.

•

Subsequent to year end, the Company declared a quarterly dividend of C$0.15 per share, payable on April 17, 2012, to shareholders of record on March 30, 2012 reflecting the confidence of Stantec’s board of directors and management in the Company’s ability to generate ongoing cash flow from operations, continue to grow revenue, and complete strategic acquisitions while providing enhanced shareholder returns.

Stantec performed the annual goodwill impairment test as of October 1, 2011. As of October 1, 2011, market fluctuations caused Stantec’s share price to decrease, which adversely impacted the Company’s market capitalization. In addition, the short-term performance of the Company’s US and International operations was weaker than expected, due to ongoing challenging economic conditions. Considering these factors and their impact on the results of the goodwill impairment test, management concluded that goodwill was impaired, which resulted in a C$90.0 million impairment charge to income in the fourth quarter which was allocated to the US and International operations. This charge is non-cash in nature and does not affect the Company’s liquidity, cash flows from operating activities, debt covenants, business operations, or its recent decision to pay a dividend. The Company’s long-term strategy or its ability to achieve its annual revenue growth target is not impacted by this charge. Investing in a strong US platform has firmly positioned the Company to take advantage of the recovering US economy.

“Stantec continues to operate effectively and grow consistently, despite a challenging business environment in 2011,” says Stantec president and chief executive officer, Bob Gomes. “The diversity and strength in our regions and practice areas allows us to continue to deliver solid operational results. This will continue to be our focus, and we remain on course to achieve our long-term strategic objective of providing integrated services to our clients, which ultimately results in growth.”

Stantec’s revenue growth in Q4 11 was solid compared to Q4 10; gross revenue increased 12.6% to C$432.0 million from C$383.7 million, and EBITDA increased 9.6% to C$46.8 million from C$42.7 million. Excluding the impact of the goodwill impairment charge, the Company’s net income for Q4 11 increased 4.3% to C$24.3 million compared to C$23.3 million in Q4 10 and diluted earnings per share increased 3.9% to C$0.53 compared to C$0.51. Both the year-to-date and fourth quarter’s net income were positively impacted by revenue growth organically and from acquisitions, and by a decrease in administrative and marketing expenses as a percentage of net revenue, partially offset by a slight reduction in gross margins.

“Our strategic focus and outlook over the long term remains positive. We are confident that the depth and breadth of our services and the investment in our strong US platform will help us achieve top-tier positioning in our key markets as the economy continues to recover,” says Gomes.

Focus on Cross-Selling and Client Relationships

Illustrating its ability to cross-sell multidisciplinary services, Stantec’s Buildings and Urban Land groups are drawing on expertise from various geographic regions to provide architecture; interior design; structural, mechanical, and electrical engineering; surveying; and site development services to assist retailer Target with the rollout of its stores into the Canadian marketplace. Stantec also focused on its diversification strategy throughout the year and, through multidisciplinary collaboration between its Environment and Urban Land groups, the Company won a project for a new park and open space facilities at the Sydney Tar Ponds site, located on more than 90 hectares (225 acres) of former industrial property in Sydney, Nova Scotia. Stantec also concentrated on clients in emerging markets and, as an example, won work to deliver a variety of environmental compliance and regulatory support services to Talisman Energy at both oil and unconventional gas sites in Pennsylvania, New York, and Texas.

Contributing to its objectives for growth and consistency of results, Stantec continues to foster long-term relationships with existing clients, and build relationships with new clients. For example, in the oil and gas sector, the Company’s Industrial group is working with Inter Pipeline Fund (IPF) on the Polaris pipeline expansions and Cold Lake pipeline system projects in Alberta. Stantec began working with IPF in late 2010 and is now entering a long-term agreement to provide services on IPF projects as the company expands their pipeline systems. In the mining sector, Stantec continues to benefit from strong client relationships with global firms such as BHP Billiton and Xstrata as well as building new client relationships, for example with Quadra FNX Mining Ltd. Its Transportation group has also fostered long-term relationships with regional and municipal clients, and was selected to complete a significant project with a new client in the construction management arena—the Orange County Transportation Authority— for the construction of the Orangethorpe Avenue railroad grade separation in southern California. At a North America-wide level, Stantec secured a long-term project with the US Department of Transportation to provide the Federal Highway Administration with technical services in the United States and Canada. This project supports the development and maintenance of the long-term pavement performance program studies established under the Strategic Highway Research Program.

Focus on Continued Growth

In 2011 Stantec acquired five companies—QuadraTec, Inc.; Caltech Group (Caltech); Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo); FSC Architects and Engineers (FSC); and ENTRAN, Inc. Collectively, these firms added 725 staff to Stantec’s One Team; strengthened its presence in the US Midwest and Southeast; and expanded its presence into all Canadian provinces and territories with new locations in Nunavut and Yukon. The additional services and client relationships from these acquisitions strengthen Stantec’s platform for growth in expanding sectors such as oil and gas, and also help align Stantec’s interest in emerging markets such as shale gas, as well as alternate project delivery models which continue to gain traction in the United States.

Additional Company Activity

Subsequent to year-end, on February 15, 2012, Stantec’s board of directors approved a dividend policy and concurrently declared its first quarterly dividend of C$0.15 per share, payable on April 17, 2012, to shareholders of record on March 30, 2012. The declaration of this dividend reflects the confidence of Stantec’s board of directors and management in the Company’s ability to generate ongoing cash flow from operations, continue to grow revenue, and complete strategic acquisitions while providing enhanced shareholder returns.

Conference Call and Company Information

Stantec’s fourth quarter conference call, being held today at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call

1-800-820-0231 and provide the confirmation code 1925498 to the first available operator.

Stantec’s Annual Meeting of Shareholders will be held on May 10, 2012, at 10:30AM MDT (12:30 PM EDT) at the Art Gallery of Alberta in Edmonton, Alberta, 2 Sir Winston Churchill Square.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2011 Financial Review.

This press release contains forward-looking statements concerning Stantec’s future financial performance and future growth. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding and the risk that Stantec will not meet its growth or revenue targets. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section and Caution Regarding Forward-Looking Statement in our 2011 Financial Review. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Investor Contact	Media Contact
Crystal Verbeek	Danny Craig
Stantec Investor Relations	Stantec Media Relations
Tel: (780) 969-3349	Tel: (949) 923-6085
crystal.verbeek@stantec.com	danny.craig@stantec.com

One Team. Integrated Solutions.

Consolidated Statements of Financial Position

	December 31 2011	December 31 2010	January 1 2010
(In thousands of Canadian dollars)	$	$	$

ASSETS
Current
Cash and short-term deposits	36,111	62,731	14,690
Trade and other receivables	310,669	295,740	253,205
Unbilled revenue	133,881	104,696	95,794
Income taxes recoverable	16,800	12,313	12,144
Prepaid expenses	13,908	10,699	11,352
Other financial assets	14,612	10,589	4,664
Other assets	3,172	4,176	4,234

Total current assets	529,153	500,944	396,083
Non-current
Property and equipment	107,853	113,689	107,830
Investment property	–	–	881
Goodwill	509,028	548,272	468,814
Intangible assets	72,047	72,136	60,331
Investments in associates	2,365	2,831	6,631
Deferred tax assets	43,647	40,912	43,463
Other financial assets	61,606	57,235	48,657
Other assets	1,657	1,339	–

Total assets	1,327,356	1,337,358	1,132,690

LIABILITIES AND EQUITY
Current
Trade and other payables	191,859	186,287	159,393
Billings in excess of costs	49,441	56,741	52,007
Income taxes payable	–	4,595	–
Current portion of long-term debt	59,593	46,394	35,428
Provisions	16,373	17,297	15,287
Other financial liabilities	5,042	9,365	6,196
Other liabilities	5,208	3,313	3,811

Total current liabilities	327,516	323,992	272,122
Non-current
Long-term debt	236,601	275,636	198,769
Provisions	42,076	39,143	42,232
Deferred tax liabilities	54,564	47,780	47,177
Other financial liabilities	2,257	5,789	7,606
Other liabilities	37,191	29,330	26,720

Total liabilities	700,205	721,670	594,626

Shareholders’ equity
Share capital	226,744	225,158	221,983
Contributed surplus	14,906	13,340	12,606
Retained earnings	397,847	393,844	302,966
Accumulated other comprehensive (loss) income	(12,449)	(16,757)	323

Total equity attributable to equity holders of the Company	627,048	615,585	537,878

Non-controlling interests	103	103	186

Total equity	627,151	615,688	538,064

Total liabilities and equity	1,327,356	1,337,358	1,132,690

Consolidated Statements of Income

Years ended December 31	2011	2010
(In thousands of Canadian dollars, except per share amounts)	$	$

Gross revenue	1,683,403	1,513,062
Less subconsultant and other direct expenses	304,856	287,022

Net revenue	1,378,547	1,226,040
Direct payroll costs	615,136	537,704

Gross margin	763,411	688,336
Administrative and marketing expenses	565,164	510,724
Depreciation of property and equipment	27,933	25,461
Impairment of goodwill	90,000	–
Amortization of intangible assets	18,395	17,289
Net interest expense	9,723	7,862
Other net finance expense (income)	2,848	(219)
Share of income from associates	(793)	(2,209)
Gain on sale of equity investments	–	(7,183)
Foreign exchange loss	501	994
Other (income) expense	(36)	838

Income before income taxes	49,676	134,779

Income taxes
Current	32,733	42,435
Deferred	4,281	(2,397)

Total income taxes	37,014	40,038

Net income for the year	12,662	94,741

Earnings per share
Basic	0.28	2.07

Diluted	0.28	2.06